UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

JACKSONVILLE BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

469249106

(CUSIP Number)

John Caughey
CapGen Capital Group IV LP
1185 Avenue of the Americas
Suite 2000
New York, New York 10036
(212) 542-6868

Copy to:

Alison S. Ressler, Esq.
Sullivan & Cromwell LLP
1888 Century Park East, Suite 2100
Los Angeles, California 90067
(310) 712-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) PN
_______________________
*
The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock (as defined herein) outstanding as of December 17, 2012, as disclosed by the Issuer (as defined herein) in its Preliminary Proxy Report on Schedule 14A filed with the Securities and Exchange Commission on January 10, 2013 (the “Proxy Statement”).

CUSIP No. 469249106

1.	Names of Reporting Persons. CapGen Capital Group IV LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,684,144
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,684,144
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) OO
_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of December 17, 2012, as disclosed by the Issuer in the Proxy Statement.

CUSIP No. 469249106

1.	Names of Reporting Persons. Eugene A. Ludwig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,684,144
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,684,144
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,684,144
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.6%*
14.	Type of Reporting Person (See Instructions) IN

_______________________
* The calculation of the percentage of outstanding shares is based on 5,890,880 shares of Common Stock outstanding as of December 17, 2012, as disclosed by the Issuer in the Proxy Statement.

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 4 on Schedule 13D (this “Amendment No. 4”) to amend the Schedule 13D filed on November 26, 2010 (as amended by Amendment No. 1 filed on August 27, 2012, Amendment No. 2 filed on September 28, 2012 and Amendment No. 3 filed on January 4, 2013, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment, the 13D Filing remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by deleting the number “4,230” in the second to last line of the eleventh paragraph thereof and replacing it with the number “1,700”.

Item 7.	Material to be Filed as Exhibits

Item 7 of the 13D Filing is hereby amended and supplemented by inserting the following:

Exhibit 17	Joint Filing Agreement, dated January 23, 2013, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 23, 2013

CAPGEN CAPITAL GROUP IV LP

By:	CAPGEN CAPITAL GROUP IV LLC,
its general partner

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

CAPGEN CAPITAL GROUP IV LLC

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig
Title:	Managing Member

EUGENE A. LUDWIG

By:	/s/ Eugene A. Ludwig
Name:	Eugene A. Ludwig

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit	Title
Exhibit 17	Joint Filing Agreement, dated January 23, 2013, by and among CapGen Capital Group IV LP, CapGen Capital Group IV LLC and Eugene A. Ludwig